

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3628

April 15, 2009

By Facsimile (360) 666-6483 and U.S. Mail

Mr. Steve Nieman
15204 NE 181st Loop
Brush Prairie, WA 98606

> **Re: Alaska Air Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A, as amended**
> **Filed on April 13, 2009 by Richard D. Foley, Stephen Nieman, Terry K. Dayton,**
> **William B. Davidge and Arek Fressadi**
> **File No. 001-08957**

Dear Mr. Nieman:

We have reviewed the filing and have the following comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some of our comments, we may ask you to provide us with supplemental information so we may better understand the disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

General

1.   You have inserted disclosure throughout the proxy statement asking security holders to sign over the company's proxy card to you. The company's form of proxy, however, identifies specific proxy holders who are authorized to vote the proxy. Please provide support, including legal analysis and an opinion of qualified counsel, for your belief that

proxy cards signed over to you will be accepted and counted at the company's annual meeting. Please also advise us why this step is necessary in order to solicit votes against all nine incumbent company directors running for election.

2.   We note your response to comment 1 of our letter dated February 23, 2009 and your draft Notice of Internet Availability of Proxy Materials included as Attachment EN to your response letter. If you are not intending to follow the full set delivery option set forth in Exchange Act Rule 14a-16(n), please advise how you intend to comply with the timing requirements of Exchange Act Rule 14a-16(l)(2). In addition, if you do ultimately choose not to follow the full set delivery option, please note that as currently drafted, your notice does not appear to contain the complete legend expressly required by Exchange Act Rule 14a-16(d)(1). Please revise if applicable.

3.   We note your response to prior comment 2. Any communication furnished to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy constitutes a solicitation. Please refer to Rule 14a-1(l)(1)(iii). Any such communications are soliciting materials regardless of when a definitive proxy statement is filed. Please file all such materials.

We Favor Open and Full Disclosure…, page 4

4.   Please provide support for the statements made in the last paragraph on page 4.

Some Frank Communication, page 8

5.   Your disclosure on the penultimate paragraph on page 9 is not an accurate summary of the disclosure on page 6 of the company's definitive proxy statement. Disclosure in the company's proxy statement indicates that "[i]n the event that a nominee for director receives more "against" votes for his or her election than "for" votes, the Board must consider such director's resignation following a recommendation by the Board's Governance and Nominating Committee." Such disclosure does not indicate that incumbents will be required to tender their resignation and that new directors will have to be seated. Please either revise your disclosure to reflect the company's disclosure or provide support for your statement, including reference to the specific sections of the company's bylaws.

6.   Revise to clarify whether or not it was Alaska Air who "declared" that the proxies you collected would not be voted or counted.

Closing Comments

Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand

Mr. Steve Nieman
April 15, 2009
Page 3

that we may have additional comments after reviewing the amendment and responses to our comments.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3440. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions